Exhibit 99.1

Osvaldo Solar - CFO
Patricio Garreton - Head of IR
Tel: (56 2) 2476 5644
conchaytoro-ir@conchaytoro.cl
www.conchaytoro.com

VIÑA CONCHA Y TORO REPORTS

THIRD QUARTER 2015 RESULTS

Santiago, Chile, November 13th, 2015 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the third quarter 2015 ended September 30th, 2015. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30th, 2015 (US$1.00 = Ch$ 698.72).

Highlights 3Q2015 vs 3Q2014

•	Total sales increased by 14.7% to Ch$170,206 million in the quarter.
•	Total volume increased 7.7%. The “Wine” Operating Segment contributed with a 7.4% growth, while the “Others” Operating Segment contributed with an 12.4% increase during this quarter.
•	Regarding the “Wine” Operating Segment, stands out:
o	Export Markets increasing 16.0% in value totaling Ch$113,729 million, driven by a 9.7% of higher volumes.
o	Chilean Domestic Market growing 6.4% and 2.9% in value and volume, respectively.
o	Consolidated sales in Argentinean Markets increasing 28.3% in value, explained by higher sales in Export Market totaling Ch$2,787 million (+11.7%).
o	Consolidated sales in US markets totaling Ch$16,898 million, figure that represents a growth of 21.3% in value and 5.9% in volume.
•	Net income attributable to owners of the company totaled Ch$15,826 million, representing an increase of 37.0% during the quarter.
•	Operating Income plus depreciation and amortization increased 28.9% to Ch$27,686 million, the figure over sales reached 16.3%.

Summary

In the third quarter of 2015, net sales increased by 14.7% totaling Ch$170,206 million, in comparison to the Ch$148,412 totaled in 2014. The increase in sales is explained by higher sales in the “Wine” Operating Segment as well as the “Others” Operating Segment. Both segments contributed 15.8% and 3.2% in value respectively.

The “Wine” Operating Segment registered growths in most relevant markets. The increase of 15.8% in value in the third quarter was driven by higher sales in Exports Markets of 16.0% in value boosted by an increase of 9.7% in volume; higher sales in Chilean Domestic Markets of 6.4% and 2.9% in value and volume; higher sales in the us operation of 21.3% and 5.9% in value and volume respectively and a positive impact derived from exchange rate fluctuations.

Fetzer’s total wine sales to third parties (excluding shipments to distribution subsidiaries) in Chilean pesos increased 21.3% during the third quarter of 2015, driven by higher commercialized volumes in both, domestic (4.7%) and export markets (20.1%). The average sales price in the domestic market, in U.S. dollars, registered an increase of 1.3% in comparison to 3Q14.

In the quarter, Argentinean total wine sales to third parties (excluding shipments to distribution subsidiaries) increased 28.3% in value and registered flat volumes. The rise in sales was mainly driven by higher average sales price in US dollar and a positive impact derived from exchange rate fluctuations.

In the quarter, the operating income plus depreciation and amortization totaled Ch$27,686 million, representing an increase of 28.9% in comparison to the same period of 2014. The result is explained by higher commercialized volumes; premiumization in the mix of sales and a positive effect from currency fluctuations. As a resultant, the figure of the operating income plus depreciation and amortization over sales reached 16.3% during the third quarter of 2015, representing an improvement of 179bp in comparison to the 3Q14.

In this quarter, the net income attributable to owners of the company increased 37.0% to Ch$15,826 million.

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Third Quarter 2015 Results

1.	Consolidated Sales

Consolidated sales increased 14.7% totaling Ch$170,206 million in the third quarter, driven by a two-digit growth in most markets, in value.

Table 1

Total Sales

				Change			Change
Total Sales (*) (in Ch$ million)		3Q15	3Q14	(%)	9M 2015	9M 2014	(%)
Chile Domestic Market - wine		18,844	17,711	6.4%	47,655	44,771	6.4%
Export markets (¹)		113,729	98,071	16.0%	295,059	271,645	8.6%
Argentina Domestic		1,991	1,538	29.4%	4,497	3,056	47.1%
Argentina Exports (²)		5,342	4,177	27.9%	13,892	12,365	12.3%
U.S.A. Domestic		15,582	12,887	20.9%	40,294	35,773	12.6%
U.S.A. Exports (²)		1,315	1,041	26.4%	3,717	3,795	-2.1%
Total Wine Operating Segment		156,804	135,426	15.8%	405,114	371,406	9.1%
Chile Domestic Market - new business		11,320	10,303	9.9%	33,419	29,875	11.9%
Other Revenues		2,083	2,683	-22.4%	5,596	4,332	29.2%
Total Other Operating Segment		13,403	12,986	3.2%	39,015	34,207	14.1%
Consolidated Sales		170,206	148,412	14.7%	444,128	405,613	9.5%

				Change			Change
Total Volume (*) (thousand liters)		3Q15	3Q14	(%)	9M 2015	9M 2014	(%)
Chile Domestic Market - wine		18,985	18,457	2.9%	49,515	47,404	4.5%
Export markets (¹)		54,209	49,403	9.7%	146,951	139,827	5.1%
Argentina Domestic		1,215	1,478	-17.8%	3,444	3,242	6.2%
Argentina Exports (²)		2,787	2,495	11.7%	7,239	7,526	-3.8%
U.S.A. Domestic		4,430	4,230	4.7%	12,072	12,720	-5.1%
U.S.A. Exports (²)		412	343	20.1%	1,115	1,249	-10.8%
Total Wine Operating Segment		82,039	76,406	7.4%	220,336	211,970	3.9%
Chile Domestic Market - New Business		5,562	4,949	12.4%	16,774	15,945	5.2%
Total Other Operating Segment		5,562	4,949	12.4%	16,774	15,945	5.2%
Consolidated Volume		87,601	81,355	7.7%	237,110	227,915	4.0%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	992.5	959.6	3.4%	962.4	944.7	1.9%
Export Markets	US$	3.13	3.46	-9.7%	3.19	3.51	-9.2%
Argentina Domestic	US$	2.50	1.81	38.1%	2.16	1.90	13.7%
Argentina Exports	US$	3.11	3.19	-2.4%	3.20	3.19	0.4%
U.S.A. Domestic	US$	5.50	5.43	1.3%	5.44	5.20	4.6%
U.S.A. Exports	US$	4.77	5.26	-9.3%	5.22	5.43	-3.7%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.

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1.1.	Consolidated Sales in “Wine” Operating Segment

Consolidated Sales that come from the “Wine” Operating Segment increased 15.8% in the third quarter of 2015 explained by higher commercialized volumes, a premiumization of sales and a mid-single digit of positive effect derived from exchange rate fluctuations.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries increased 16.0% to Ch$113,729 million as compared to Ch$98,071 million in 3Q2014. The increase in sales was driven by higher commercialized volumes (9.7%) during the quarter. In addition, Export Sales were beneficiated by a positive effect that came from the exchange rate due to the depreciation of the Chilean peso against U.S. dollar (17.3%) and Sterling pound (8.9%) that was partially offset by the appreciation of Chilean peso against the Brazilian Real (24.5%), Euro (1.4%), Norwegian (10.9%) and Swedish (3.9%) kroners, Mexican peso (6.4%) and Canadian dollar (2.4%).

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

3rd Quarter 2015

In accordance to the commercialized volume in export regions, the third quarter brought increases in most regions highlighting the 50.0% of growth in Asia. Others regions that registered growth were: Canada (11.0%); Central America & Caribbean (7.8%); US (7.7%) and Europe (7.6%). In the other hand, Africa and South America registered decreases of 7.5% and 4.8%, respectively.

1.1.2.	Domestic Sales, Chile

Domestic wine sales increased 6.4% in value totaling Ch$18,844 million and 2.9% in volume totaling 2.1 million nine liter cases. The average sale price increased 3.4% during the quarter.

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The increase in value reflects higher sales in value in the Premium segment (10.6%) as well in Non-Premium segment (4.8%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 14.0% and 2.0%, respectively. Premium (and above) categories represented 7.9% of the domestic volume and 28.8% of the domestic sales in Chilean pesos.

1.1.3.	Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 28.3% to Ch$7,334 million as a resultant of higher sales in export markets (27.9%) as well as in the domestic market (29.4%). In terms of volume, export markets registered an increase of 11.7% offset by a drop of 17.8% in the domestic market.

In the third quarter, export sales totaled 310 thousand of nine liter cases. Regarding the domestic market, the 3Q2015 totaled sales of 135 thousand of nine liter cases.

The average sales price registered in the domestic market increased 38.1% reaching US$2.50 per liter during the third quarter. In the export market the average sales price dropped 2.4% reaching US$3.11 per liter, impacted by the depreciation of the sterling pound against the U.S. dollar.

1.1.4.	U.S.A (Fetzer)

During the third quarter of 2015, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 21.3% totaling Ch$16,898 million, driven by higher sales in export markets (26.4%) as well in domestic market (20.9%), both in terms of value.

In terms of volume, Fetzer’s sales rose 5.9% totaling 538 thousand of nine liter cases in the third quarter. The growth is explained by higher sales in domestic market of 4.7% and 20.1% in export markets.

The average sales price in the domestic market reached US$5.50 per liter, representing an increase of 1.3% in line with the positioning that has been implementing Fetzer’s products in premium categories. The average sales price in Export Markets dropped 9.3% totaling US$4.77 per liter, impacted by the depreciation of the Canadian dollar, Sterling Pound and Euro against the U.S. dollar.

1.2.	Consolidated Sales in “Others” Operating Segment

Consolidated Sales that come from the Others Operating Segment increased 3.2% in the third quarter of 2015 driven by the growth registered in the distribution of spirits, beers, energy drinks and mineral water.

1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits increased 9.9% totaling Ch$11,320 million in terms of value and 12.4% totaling 5.7 million liters in terms of volume. The mentioned increase is explained by higher sales in beers category (18.9% in value) and energy drink category (39.2% in value).

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1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit, among others, increased 22.4% to Ch$2,083 million, in comparison to the 3Q2014.

2.	Cost of Sales

In the quarter, the total cost of sales increased 13.5% to Ch$102,362 million (US$146.5 million) from Ch$90,220 million (US$131.4129.1 million) in 3Q2015. The cost of sales as a percentage of total sales was 60.1%, representing an improvement of 65bp in comparison to 3Q14. The mentioned improvement had a positive impact over the gross margin reaching 39.9% as percentage over total sales in comparison to the 39.2% registered in 3Q2014. The lower cost as percentage over sales is explained by a lower wine cost derived form an historical harvest in Chile, that started to being recognized in the income statements during the third quarter of 2015.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 10.6% to Ch$46,111 million (US$66.0 million) in 3Q15 compared to Ch$41,683 million (US$59.7 million) in 3Q14. As a percentage of sales, SG&A reached 27.1%, improving in 99bp the figure over sales registered in 2014.

4.	Operating Income

In the third quarter the Operating Income (Gross Profit - Distribution Cost and Administrative Expenses) increased 31.6% to Ch$21,733 million in comparison to Ch$16,509 million in 3Q2014. The operating margin as a percentage of sales improved 164bp from 11.1% in 3Q2014, reaching a 12.8% over the total sales. The increase is driven by the effects mentioned above, mainly explained by higher commercialized volumes; premiumization of sales; lower cost of wine; and a positive effect due to exchange rate fluctuations.

5.	Operating Income plus Depreciation and Amortization

In the third quarter of 2015 the Operating Income plus Depreciation and Amortization increased 28.9% to Ch$27,686 million in comparison to Ch$21,480 million in 3Q2014. The operating income plus depreciation and amortization margin as a percentage of sales reached 16.3% in comparison to the 14.5% in 3Q2014. The improvement in the margin is explained by higher commercialized volumes, premiumization of sales, lower cost of wine and a positive effect derived from the exchange rate fluctuations.

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6.	Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered a loss of Ch$1,450 million a 9.7% down in comparison to the 3Q2014.

Financial expenses registered a decrease of 9.3% totaling Ch$2,452 million in the quarter, in comparison to the Ch$2,702 million obtained during the same period of 2014.

As of September 30th, 2015, Net Financial Debt1 amounted to Ch$230,270 million, representing a decrease of Ch$11,485 million as compared to the Net Financial Debt as of September 30th, 2014.

7.	Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company increased 37.0%, totaling Ch$15,826 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$21.2 per share in comparison to Ch$15.5 registered during the 3Q14.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Nine Months 2015 Results

1.	Consolidated Sales

Consolidated sales increased 9.5% totaling Ch$444,128 million in the first nine months of 2015, as a resultant of increases in most markets, highlighting the increase in Export Market from Chile, Chilean Domestic Market and New Business.

1.1.	Consolidated Sales in “Wine” Operating Segment

Consolidated Sales that come from the Wine Operating Segment increased 9.1% in the first nine months of 2015 explained by higher commercialized volumes, a premiumization of sales and a positive effect derived from exchange rate fluctuations.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries increased 8.6% to Ch$295,059 million as compared to Ch$271,645 million in 9M2014. The increase in sales was driven by higher commercialized volumes during the period (5.1%). In addition, Export Sales were beneficiated by a positive effect that came from the exchange rate due to the depreciation of the Chilean peso against U.S. dollar (14.3%) and Sterling pound (5.0%) that was partially offset by the appreciation of Chilean peso against the Brazilian Real (19.5%), Euro (6.0%), Norwegian (12.1%) and Swedish (9.7%) krona, Mexican peso (3.9%) and Canadian dollar (1.0%).

Graph 2

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Nine Months 2015

In accordance to the commercialized volume in export regions, the first nine months of 2015 have brought increases in all regions: Asia (7.9%); Europe (3.3%); US (2.5%); Canada (2.1%); South America (4.7%); Central America & Caribbean (4.8%); and Africa & Others (16.3%).

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1.1.2.	Domestic Sales, Chile

Domestic wine sales increased 6.4% in value totaling Ch$47,655 million, similar trend in terms of volume, where sales registered an increase of 4.5%, totaling 5.5 million nine liter cases. The average sale price registered an increase of 1.9% in the 9M2015.

The increase in value reflects higher sales in the Premium segment (13.8%) as well in Non-Premium segment (3.9%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 17.0% and 3.6%, respectively. Premium (and above) categories represented 7.3% of the domestic volume and 28.0% of the domestic sales in Chilean pesos.

1.1.3.	Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 19.2% to Ch$18,389 million as a resultant of a change in the mix of sales, higher commercialized volumes in domestic market (6.2%) and a drop in volume in export markets (3.8%).

In the first nine months of 2015, export sales totaled 804 thousand of nine liter cases. Regarding the domestic market, the 9M2015 registered an increase in commercialized volume totaling 383 thousand of nine liter cases.

The average sales price registered in the domestic market increased 13.7% reaching US$2.16 per liter in the 9M2015. In the export market the average sales price practically remained flat in US$3.20 per liter in the period.

1.1.4.	U.S.A (Fetzer)

During the first nine months of 2015, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 11.2% totaling Ch$44,011 million, as a resultant of a combined effect of higher sales in the domestic market and a decrease in export sales. Sales in value in Ch$ terms were benefited by the depreciation of the Chilean peso against de US dollar.

In terms of volume, Fetzer’s sales dropped 5.6% totaling 1.5 million of nine liter cases during the period. The important drop registered in the first quarter was partially offset by the higher sales in the second and third quarter but Fetzer is still below than the previous year.

The average sales price in the domestic market reached US$5.44 per liter, representing an increase of 4.6% in line with the positioning that has been implementing Fetzer’s products in premium categories. The average sales price in Export Market dropped 3.7% to US$5.22 per liter, mainly explained by the depreciation of Canadian dollar; Sterling Pound; and Euro against U.S. dollar, all currencies where sales are denominated in.

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1.2.	Consolidated Sales in “Others” Operating Segment

Consolidated Sales that come from the “Others” Operating Segment increased 14.1% in the first nine months of 2015 driven by the growth registered in the distribution of spirits, beers, energy drinks and mineral water.

1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits increased 11.9% totaling Ch$33,419 million in terms of value and 5.2% totaling 16.8 million liters in terms of volume. The mentioned increase is explained by higher sales in Diageo’s portfolio (7.0% in value); beers category (11.9% in value) and energy drink category (35.5% in value).

1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, increased 29.2% to Ch$5,596 million, in comparison to the 9M2014.

2.	Cost of Sales

In the first nine months of 2015, the total cost of sales increased 9.5% to Ch$275,683 million (US$394.6 million) from Ch$251,805 million (US$360.6 million) in 9M2015. The cost of sales as a percentage of total sales reached 62.1%. The gross margin reached 37.9% as percentage over total sales in same level registered in 9M2014.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 10.2% to Ch$120,942 million (US$173.1 million) in 9M2015 compared to Ch$111,352 million (US$159.3 million) in 9M2014. As a percentage of sales, SG&A reached 27.2%, representing an improvement of 22bp over 27.5% registered in 9M2014.

4.	Operating Income

In the first nine months of 2015 the Operating Income (Gross Profit - Distribution Cost and Administrative Expenses) increased 11.9% to Ch$47,503 million in comparison to Ch$42,455 million in 9M2014. The operating margin as a percentage of sales reached 10.7% in comparison to the 10.5% in 9M2014.

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5.	Operating Income plus Depreciation and Amortization

In the first nine months of 2015 the Operating Income plus Depreciation and Amortization increased 12.2% to Ch$63,440 million in comparison to Ch$56,519 million in 9M2014. The operating income plus depreciation and amortization margin as a percentage of sales reached 14.3% in comparison to the 13.9% in 9M2014. The improvement in the margin is explained by higher commercialized volumes, premiumization of sales, lower cost of wine and a positive effect derived from the exchange rate fluctuations.

6.	Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered a loss of Ch$4,560 million, representing a decrease of 28.1%, explained by a lower income from Exchange Rate Differences in comparison to the profit obtained in 9M2014.

Financial expenses remained flat totaling Ch$7,408 million in the period, in comparison to the Ch$7,403 million obtained during the 9M2014.

As of September 30th, 2015, Net Financial Debt2 amounted to Ch$230,270 million, representing a decrease of Ch$11,485 million as compared to the Net Financial Debt as of September 30th, 2014.

7.	Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company decreased 7.3%, totaling Ch$31,714 million, result that is explained by a higher operating income that is partially offset by the loss resulting from a lower exchange difference during the period. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$42.5 per share in comparison to Ch$39.6 registered during the first nine months of 2014.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Balance Sheet

Assets

As of September 30th, 2015, Concha y Toro consolidated assets totaled Ch$982,025 million, representing an increase of 1.7% in comparison to September 30th, 2014, mainly due to a higher level of Inventories and Account Receivables.

Liabilities

As of September 30th, 2015, Net Financial Debt3 amounted to Ch$230,270 million, representing a decrease of Ch$11,485 million as compared to the Net Financial Debt as of September 30th, 2014.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,191 hectares of vineyards in Chile; 1,142 hectares in Argentina and 468 in the U.S (As of September 30th, 2015).

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,480 employees and is headquartered in Santiago, Chile (As of September 30th, 2015).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

3 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	3Q2015	3Q2014	Change	9M 2015	9M 2014	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Income from ordinary activities	170,206,249	148,411,598	14.7%	444,128,241	405,612,569	9.5%
Cost of sales	(102,362,361)	(90,220,032)	13.5%	(275,683,001)	(251,805,129)	9.5%

Gross Profit	67,843,888	58,191,566	16.6%	168,445,240	153,807,440	9.5%

Other income by function	380,668	277,312	37.3%	1,152,299	903,061	27.6%
Distribution costs	(37,525,794)	(32,746,292)	14.6%	(95,365,618)	(87,933,455)	8.5%
Administrative expenses	(8,585,510)	(8,936,612)	-3.9%	(25,576,758)	(23,418,724)	9.2%
Other expenses by function	(896,835)	(300,316)	198.6%	(1,841,850)	(808,679)	127.8%
Financial income	84,524	203,946	-58.6%	505,195	474,073	6.6%
Financial expenses	(2,452,382)	(2,702,702)	-9.3%	(7,408,035)	(7,403,410)	0.1%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	3,287,365	2,337,002	40.7%	4,245,365	3,196,806	32.8%
Exchange differences	(1,512,802)	(688,021)	119.9%	(449,742)	1,716,334	-126.2%
Income/expense by adjustment units	(340,474)	(448,513)	-24.1%	(762,968)	(1,637,661)	-53.4%

Income before tax	20,282,648	15,187,370	33.5%	42,943,128	38,895,785	10.4%
Income tax expense	(4,485,442)	(3,665,757)	22.4%	(11,028,192)	(9,211,488)	19.7%

Net Income	15,797,206	11,521,613	37.1%	31,914,936	29,684,297	7.5%

Net income attributable to owners of the company	15,826,333	11,552,883	37.0%	31,714,482	29,551,279	7.3%
Net income attributable to non- controling interests	(29,127)	(31,270)	-6.9%	200,454	133,018	50.7%
Operating Income plus Depreciation and Amortization	27,685,540	21,479,692	28.9%	63,439,995	56,518,526	12.2%
Gross Revenue	67,843,888	58,191,566	16.6%	168,445,240	153,807,440	9.5%
Distribution costs	(37,525,794)	(32,746,292)	14.6%	(95,365,618)	(87,933,455)	8.5%
Administrative expenses	(8,585,510)	(8,936,612)	-3.9%	(25,576,758)	(23,418,724)	9.2%
Depreciation	5,675,675	4,708,775	20.5%	15,127,750	13,289,978	13.8%
Amortization	277,281	262,255	5.7%	809,381	773,287	4.7%
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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	September 30, 2015	September 30, 2014
Assets

Cash and cash equivalents	22,930,475	56,702,947
Inventories	266,131,823	255,768,666
Accounts receivable	172,428,932	152,103,024
Biological current assets	13,095,216	11,990,714
Other current assets	39,912,609	44,857,705
Total current assets	514,499,055	521,423,056

Property, plant & equipment, net	348,029,560	341,676,393
Investments accounted for using the equity method	22,394,617	20,340,665
Other non current assets	97,102,233	82,188,923
Total non current assets	467,526,410	444,205,981
Total assets	982,025,465	965,629,037

Liabilities
Other current financial liabilities	87,401,838	64,109,501
Other current liabilities	178,313,668	150,266,733
Total current liabilities	265,715,506	214,376,234

Other non-current financial liabilities	229,911,835	275,479,411
Other non current liabilities	49,139,118	49,509,490
Total non current liabilities	279,050,953	324,988,901

Total Liabilities	544,766,459	539,365,135

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	384,822,261	358,184,957
Other reserves	-33,019,601	-17,220,518
Net equity attributable to parent comp. shareholders	435,981,450	425,143,229
Non-controlling interest	1,277,556	1,120,673
Total Equity	437,259,006	426,263,902
Total liabilities and Equity	982,025,465	965,629,037
14